AMENDMENT TO MANAGEMENT AGREEMENT

AGREEMENT made this 14th day of October 1981 by and between LORD ABBETT CASH RESERVE FUND, INC., a Maryland corporation (hereinafter called the “Corporation”), and LORD, ABBETT & CO., a New York partnership (hereinafter called the “Investment Manager”).

WHEREAS, the Corporation and the Investment Manager have heretofore entered into a Management Agreement, dated June 29, 1979, and

WHEREAS, the Corporation and the Investment Manager desire to amend the aforesaid Management Agreement so as to provide for a reduction in the rate of compensation payable to the Investment Manager by the Corporation; and

WHEREAS, Section 15(a) of the Investment Company Act of 1940 provides that it shall be unlawful for any person to serve or act as investment adviser of a registered investment company except pursuant to a written contract which has been approved by the vote of a majority of the outstanding voting securities of such registered company; and

WHEREAS, at the annual meeting of the stockholders of the Corporation held October 14, 1981, the holders of a majority of the outstanding voting securities of the Corporation have approved this amendment to the Management Agreement;

NOW, THEREFORE, it is mutually agreed that the First Paragraph of Section 2 of the Management Agreement, dated June 29, 1979, is hereby amended to read as fo11ows:

The Corporation agrees to pay the Investment Manager for its services under this Agreement and for the expenses assumed, a management fee computed and payable monthly at the annual rate of .50 of 1% of the value of the Corporation’s average daily net assets not in excess of $250,000,000, .45 of 1% of such assets in excess of $250,000,000 and not in excess of $500,000,000 and .40 of 1% of such assets in excess of $500,000,000. The value of the net assets of the Corporation shall include all assets held in trust or in custody of any bank, savings bank, depository or trust company for the Corporation, subject to its control or direction, and shall be determined as provided in the Articles of Incorporation of the Corporation. The fee shall be paid on the first day of each month for the preceding month.

IN WITNESS WHEREOF, LORD ABBETT CASH RESERVE FUND, INC., has caused this agreement to be executed by its duly authorized officers and its corporate seal to be affixed hereto, and LORD, ABBETT & CO., has caused this agreement to be executed by one of its partners, all as of the day and year first above written.

LORD ABBETT CASH RESERVE FUND, INC.

By	/s/ Alvin H. Berndt
President

By	/s/ John J. Gargana, Jr.
Vice President

Attest:

/s/ Kenneth B. Cutler
Secretary

LORD, ABBETT & CO.

By	/s/ R. Patterson Warlick
A Partner